SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 March 2018

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Prudential plc to demerge M&G Prudential from Prudential plc, and announces the partial sale of its UK annuity portfolio

●        Intention to demerge M&G Prudential from Prudential plc, resulting in two separately-listed companies, each with its own distinct investment prospects
●        M&G Prudential to be an independent, capital-efficient UK & Europe savings and investment provider, headquartered and premium-listed in London
●        Prudential plc to be a leading international insurance group focused on high-growth opportunities in Asia, the US and Africa, headquartered and premium-listed in London
●        Sale of £12.0 billion1 of UK annuity portfolio to Rothesay Life

Prudential plc today announces its intention to demerge its UK & Europe business ('M&G Prudential') from Prudential plc, resulting in two separately-listed companies with different investment characteristics and opportunities. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential.

M&G Prudential is one of the leading retirement and savings businesses in the UK and Europe, offering compelling product propositions through its range of investment solutions provided by M&G and PruFund. As a standalone entity, M&G Prudential will be led by its current Chief Executive John Foley and will continue its transformation into a more capital-efficient and customer-focused business, targeting growing demand for comprehensive financial solutions. M&G Prudential remains on track to deliver its previously announced cost savings target.

In line with this strategy to transition towards a more capital efficient, de-risked business model, M&G Prudential also announces the sale of £12.0 billion1 of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion1 of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The capital benefit of this transaction will be retained within the Group to support the demerger process.

Prudential plc will combine the exciting growth potential of its Asia, US and Africa businesses and will be led by its current Group Chief Executive Mike Wells. The Asia pan-regional life and asset management business is well-positioned to meet the savings and protection needs of a growing and increasingly wealthy population, through top three positions in nine out of twelve life markets, and through Eastspring's established presence in ten Asian countries. Jackson is one of the largest providers of retirement solutions in the US, delivering income security to increasing numbers of baby boomer retirees. In Africa, Prudential has established operations in five countries since 2014, with a substantial opportunity to serve the rapidly expanding customer demand for long term financial solutions. These businesses represent a leading international insurance and asset management group focused on the markets that offer the most attractive growth opportunities globally. They will be better able to develop their existing market leadership positions, with the strategic benefits of collective scale, shared capabilities and complementary products and customers.

Prudential plc's dividend policy will remain unchanged through the separation period. Following the demerger, Prudential plc will remain headquartered in the UK and retain its premium listing on the London Stock Exchange, its primary listing in Hong Kong, and other listings in Singapore and New York. M&G Prudential will be headquartered  in the UK and hold a premium listing on the London Stock Exchange.

Paul Manduca, Chairman of Prudential plc, said: "The decision to demerge M&G Prudential follows a rigorous review by the Board which considered all options, including the status quo, and concluded that it is in the best interest of the Group to operate as two separately-listed companies, able to focus on their distinct strategic priorities in their chosen geographies. Both are expected to meet the criteria for inclusion in the FTSE 100 index".

Mike Wells, Group Chief Executive, said: "Our businesses share common heritage, values and purpose. Looking forward, we believe we will be better able to focus on meeting our customers' rapidly evolving needs and to deliver long-term value to investors as two separate businesses.

"Following separation, M&G Prudential will have more control over its business strategy and capital allocation. This will enable it to play a greater role in developing the savings and retirement markets in the UK and Europe through two of the financial sector's most trusted brands, while Prudential plc will be able to focus on the attractive returns and growth potential of its market-leading businesses in Asia and the US."

John Foley, Chief Executive of M&G Prudential, said: "The demerger will allow M&G Prudential to play a broader leadership role in the fast-changing savings and investments market within the UK and Europe. M&G Prudential's proven investment capabilities and balance sheet management provide an excellent platform from which to serve the demand for comprehensive financial solutions."

Demerger process
In preparation for the UK demerger process, and to align the ownership of the Group's businesses with their operating structures, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

The Group will look to realise efficiencies to benefit the two businesses post demerger. In addition, prior to the demerger, the Group's debt capital position will be re-balanced across Prudential plc and M&G Prudential. This may include the redemption or debt liability management of issued debt, and new debt issuance.

Discussions have already commenced with regulators to ensure the Group will remain subject to effective on-going supervision in line with international standards set by the International Association of Insurance Supervisors (IAIS). Discussions have also commenced with our other key stakeholders, including rating agencies. The demerger is subject to shareholder and regulatory approval.

The timing of the demerger will be subject to a number of factors, including the completion of the UK annuity sale, prevailing market conditions, the transfer of the Hong Kong business and seeking to minimise costs associated with the demerger. An update on the demerger, related steps and timing will be provided in due course.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Person responsible:

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Alan Porter, Group General Counsel and Company Secretary.

Notes to Editors:

Sale of £12.0 billion1 of UK annuity portfolio
Under the terms of the agreement, The Prudential Assurance Company Limited has reinsured £12.0 billion1 of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the business by the end of 2019. The IFRS liabilities relating to M&G Prudential's total UK shareholder annuity portfolio as at 31 December 2017 were £32.6 billion. The UK annuity business being sold contributed around £140 million towards UK life insurance core IFRS operating profit2,3,4 before tax of £597 million in 2017. Total M&G Prudential IFRS operating profit4 before tax was £1,378 million in 2017.

Based on asset and liability values as at 31 December  2017, the transaction is estimated to give rise to a pre-tax IFRS loss of around £500 million in the first half of 2018, alongside the de-risking being achieved.

Transfer of Hong Kong subsidiaries to Asia
Prudential plc's Hong Kong subsidiaries which are subject to legal transfer from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited, comprise its life business, Prudential Hong Kong Limited, and its general insurance business, Prudential General Insurance Hong Kong Limited. Hong Kong will continue to be included in the segmental reporting of Asia's IFRS and embedded value results. The transfers will be subject to regulatory approval.

Pro-forma impact on Group embedded value
The sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia are expected to complete by the end of 2019. Assuming that these actions had both been completed as at 31 December 2017, the Group's embedded value of £44.7 billion is estimated to reduce by approximately £300 million, reflecting the loss of future profits on the portion of annuity liabilities being sold.

Pro-forma impact on shareholder Solvency II capital
The sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia are expected to complete by the end of 2019. The estimated pro-forma impact on the Group shareholder Solvency II capital position, assuming that these actions had both been completed as at 31 December 2017, is an increase in surplus of £0.3 billion and an increase in the shareholder solvency ratio of 6 percentage points.

Pro-forma estimated Group shareholder Solvency II capital position

	Own Funds	Solvency Capital Requirement	Surplus	Ratio
	£bn	£bn	£bn	%
31 December 2016 as reported	24.8	12.3	12.5	201
31 December 2017 as reported	26.4	13.1	13.3	202
31 December 2017 pro-forma estimate*	26.2	12.6	13.6	208
*The pro-forma estimate assumes that the partial sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia had both been completed as at 31 December 2017.

On the same basis, the estimated pro-forma impact on the shareholder Solvency II capital position of the UK regulated insurance entity, The Prudential Assurance Company Limited, is provided in the table below. This pro-forma solvency position reflects the reduced risk exposures in the UK insurance entity after the partial annuity sale and Hong Kong transfer.

Pro-forma estimated The Prudential Assurance Company Limited shareholder Solvency II capital position

	Own Funds	Solvency Capital Requirement	Surplus	Ratio
	£bn	£bn	£bn	%
31 December 2016 as reported	12.0	7.4	4.6	163
31 December 2017 as reported	14.0	7.9	6.1	178
31 December 2017 pro-forma estimate*	8.5	5.7	2.8	150
*The pro-forma estimate assumes that the partial sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia had both been completed as at 31 December 2017. In relation to the sale of the UK annuity portfolio, this estimate includes a £1.3 billion reduction in the SCR and a £0.2 billion decrease in Own Funds, resulting in an increase in capital surplus of £1.1 billion, of which £0.6 billion is expected to be recognised in the UK capital position as at 30 June 2018 under the reinsurance agreement. In relation to the Hong Kong transfer, the impact on the SCR allows for the release of the Hong Kong business standalone SCR of £2.0 billion, partially offset by the removal of diversification benefits between UK and Hong Kong of £1.1 billion.

Notes
1.   Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.
2.   'UK life insurance core IFRS operating profit' refers to the underlying profit of the UK & Europe insurance business excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in the IFRS disclosures of the 2017 Prudential plc results announcement released on 14 March 2018 (note I(d) of the additional unaudited IFRS financial information).
3.   The estimated total contribution to Group IFRS operating profit based on longer-term investment returns, including core and other profits, of the portion of the annuities being sold was around £275 million in 2016 and around £200 million in 2017.
4.   Based on longer-term investment returns.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers and it has £669 billion of assets under management (as at 31 December 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger described herein; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger;  future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer